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                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   June, 2001
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed: AMVESCAP PLC TO PURCHASE GRAND PACIFIC IN TAIWAN

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AMVESCAP PLC
830058
IMMEDIATE RELEASE  27 JUNE 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942

PRESS RELEASE

                AMVESCAP PLC TO PURCHASE GRAND PACIFIC IN TAIWAN
         ACQUISITION STRENGTHENS INVESCO'S PRESENCE IN TAIWAN AND ASIA


LONDON - JUNE 27, 2001 - AMVESCAP PLC (NYSE: AVZ) today announced that its INVESCO Global division has entered into an agreement to purchase a 70 percent interest in the Taiwan investment management company Grand Pacific from a consortium led by Taiwan's Koos Group. INVESCO will pay NT$70 per share in cash valuing the company at approximately US$115 million. INVESCO has extended the offer to the remaining shareholders, and the transaction is expected to be completed in the third quarter, subject to having obtained all necessary regulatory approvals and shareholder consents.

Established in 1992, Grand Pacific is a leading investment management company in Taiwan with nearly 120 employees and with assets under management of US$1.6 billion as of May 31,2001 ranking it among the top 10 fund firms in Taiwan. It runs a portfolio of 14 funds and has over 100,000 clients. The acquisition represents a significant development for INVESCO, which is currently a major provider of offshore fund products through the discretionary trust programs and savings plans of 43 local banks in Taiwan.

"The acquisition of Grand Pacific strengthens our presence in Taiwan by broadening our ability to participate in the local market," said Mr. Michael Benson, vice chairman of AMVESCAP and chief executive officer of INVESCO Global. "This transaction highlights our strong commitment to the region and we are pleased to be working with the Koos Group, one of Taiwan's most highly respected business groups."
                                     (more)
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Mr. Andrew Lo, chief executive officer of INVESCO Asia Pacific region added,
"The acquisition of Grand Pacific, following our recent acquisition in Australia, builds on our strong platform in Hong Kong and Japan and further demonstrates our commitment to the region."

Mr. Angelo Koo, who represented the Koos Group in the sale of Grand Pacific, said that the Koos Group was delighted to have reached agreement with INVESCO. The Koos Group will continue to support Grand Pacific through various existing relationships and will continue to build on its relationship with INVESCO.

Mr. Hwa Dong Liang, head of INVESCO's operations in Taiwan said, "Taiwan is an important market for INVESCO with a large and affluent middle class, a high savings rate and as yet low mutual fund penetration. This transaction provides us with a solid platform to capture this potential by combining the international resources and experience of INVESCO with the local reach and market knowledge of the Grand Pacific team."

Salomon Smith Barney, a member of Citigroup, acted as financial advisor to AMVESCAP in this transaction.
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NOTES TO EDITORS
About INVESCO
INVESCO is part of AMVESCAP, a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ."

About Koos Group
The Koos Group, founded almost 50 years ago by Dr. Koo Chen Fu, is one of the largest business groups in Taiwan and the Asia Pacific region with total assets of over US$36 billion, approximately 20,000 employees worldwide and controlling interests in over 80 publicly listed and private enterprises. The Koos Group serves a diverse range of industries ranging from financial services and information technology to construction materials and petrochemicals.

For further information contact:

For INVESCO in Taipei:            Hwa Dong Liang at (886) 22755-7115
For INVESCO in Hong Kong:         Edith Ngan at (852) 2801-2206
For AMVESCAP in Atlanta:          Doug Kidd at (404) 479-2922

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
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                                                 (Registrant)

Date 27 June, 2001                         By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary